UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:
William J. Coote
Treasurer
(914) 345-9001
William.Coote@taro.com

TARO CEO KAL SUNDARAM TO RETURN TO SUN PHARMA HEADQUARTERS
BY THE END OF 2016

Hawthorne, NY, July 6, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that its CEO, Mr. Kal Sundaram, has informed Taro’s Board of Directors (“Board”) of his intention to step down as CEO by the end of the current calendar year.  Mr. Sundaram will return to India, to assume an executive position at Sun Pharma’s global headquarters after the completion of his assignment at Taro at the end of 2016.

The Company’s Board will conduct a formal process to appoint a CEO to solely focus on Taro.  Mr. Sundaram will assist the Board with its search, and will remain with Taro through the end of 2016 to ensure a smooth and successful transition for his successor.

Commenting on the transition, Mr. Dilip Shanghvi, Taro’s Chairman said, “On behalf of Taro’s entire Board, I want to thank Kal for his many contributions to Taro – providing significant leadership over a challenging period for both the company and the industry, his commitment and dedication to being a driving force behind Taro’s strategic direction, and leading the company on a steady and consistent growth path – delivering strong financial and operational performance.”

Mr. Sundaram added, “I am grateful and privileged to be associated with Taro for the past four years as a Board member and three years as CEO.  I am also proud of what the Taro team has accomplished during that time.  By all measures, the Company has executed very well over the past several years, and as a result, Taro is well positioned for continued growth and success.”  Mr. Sundaram concluded, “I’d like to thank the Board, the executive management team, and Taro’s employees for their support throughout the years.”

************************
About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

- more -

Taro Pharmaceutical Industries Ltd.

SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

- # # # -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2016
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director